CareNxtGen LLC dba CareNgen (the “Company”) a New York

LLC

Financial Statements

For the fiscal year ended December 31, 2025

Unaudited

Balance Sheet

CARENXTGEN LLC

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Simple Checking for Business (3899) - 1	1,321.03
Total for Bank Accounts	**$1,321.03**
Total for Current Assets	**$1,321.03**
Total for Assets	**$1,321.03**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	154,132.91
Total for Accounts Payable	**$154,132.91**
Credit Cards	
CareNgen CC	687.36
Total for Credit Cards	**$687.36**
Other Current Liabilities	
Allwel Loan	652,728.54
Total for Other Current Liabilities	**$652,728.54**
Total for Current Liabilities	**$807,548.81**
Total for Liabilities	**$807,548.81**
Equity	
Opening balance equity	715,815.00
Retained Earnings	-381,154.27
Net Income	-1,140,888.51
Total for Equity	**-$806,227.78**
Total for Liabilities and Equity	**$1,321.03**

Profit and Loss

CARENXTGEN LLC

January-December, 2025

	TOTAL
Income	
Gross Profit	
Expenses	
Advertising & marketing	$648.46
Listing fees	135.96
Social media	13.05
Total for Advertising & marketing	**$797.47**
Airfare	316.97
Business licenses	50.00
Consultant	1,111,444.05
General business expenses	
Bank fees & service charges	83.00
Computer Software	1,834.27
Continuing education	1,545.97
Total for General business expenses	**$3,463.24**
Legal & accounting services	
Accounting fees	112.50
Legal fees	23,069.50
Total for Legal & accounting services	**$23,182.00**
Meals	$146.18
Meals with clients	239.92
Total for Meals	**$386.10**
Office expenses	
Software & apps	914.26
Total for Office expenses	**$914.26**
Travel	$9.12
Hotels	220.30
Taxis or shared rides	105.00
Total for Travel	**$334.42**
Total for Expenses	**$1,140,888.51**
Net Operating Income	**-$1,140,888.51**
Net Other Income	
Net Income	**-$1,140,888.51**

Statement of Cash Flows

CARENXTGEN LLC

January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-1,140,888.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	154,132.91
Allwel Loan	271,574.27
CareNgen CC	687.36
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$426,394.54**
Net cash provided by operating activities	**-$714,493.97**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Opening balance equity	715,815.00
Net cash provided by financing activities	**$715,815.00**
NET CASH INCREASE FOR PERIOD	**$1,321.03**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$1,321.03**

Thursday, April 02, 2026 05:44 PM GMTZ

Statement of Changes in Equity 2025

Statement of Changes in Equity	Year Ended Dec, 2024
Opening Balance	**$334,660.73**
Net profit/loss	**-$1,140,888.51**
Stock Issued	**$0.00**
Preferred Stock Issued	**$0.00**
Ending Balance	**-$806,227.78**

CareNxtGen LLC dba CareNgen
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

CareNxtGen LLC (the "Company") is a corporation organized on August 26, 2024 under the laws of New York. CareNgen is a senior life planning and solutions platform that provides families with tools, coordination resources, and a trusted local service network to help navigate the complexities of aging care and elder planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.